Exhibit 99.1
UNITED MICROELECTRONICS CORPORATION
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT ACCOUNTANTS
FOR THE NINE-MONTH PERIODS ENDED
SEPTEMBER 30, 2010 AND 2009
Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.
Telephone: 886-3-578-2258
The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS
English Translation of a Report Originally Issued in Chinese
To United Microelectronics Corporation
We have reviewed the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of September 30, 2010 and 2009, and the related consolidated statements of income and cash flows for the nine-month periods ended September 30, 2010 and 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review report based on our reviews. As described in Note 3(8) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of September 30, 2010 and 2009 of the investees, which were reviewed by the other independent accountants. Our reviews insofar as which relate to the investment income amounted to NT$200 million and NT$8 million for the nine-month periods ended September 30, 2010 and 2009, and the related long-term investment balances of NT$4,742 million and NT$4,676 million as of September 30, 2010 and 2009, respectively, are based solely on the reports of the other independent accountants.
We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews and the reports of the other independent accountants, we are not aware of any material modifications or adjustments that should be made to the consolidated financial statements referred to above in order for them to be in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As described in Note 2 to the consolidated financial statements, effective January 1, 2009, the Company has adopted the amendment of R.O.C. Statement of Financial Accounting Standards No. 10, “Accounting for Inventories”.
ERNST & YOUNG
CERTIFIED PUBLIC ACCOUNTANTS
Taipei, Taiwan
Republic of China
October 21, 2010
Notice to Readers
The accompanying unaudited consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
September 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

		As of September 30,
	Notes	2010	2009
Assets
Current assets
Cash and cash equivalents	3(1)	$52,928,400	$57,433,726
Financial assets at fair value through profit or loss, current	3(2)	1,443,175	1,598,998
Available-for-sale financial assets, current	3(6)	6,741,576	—
Notes receivable		104,428	49,695
Accounts receivable, net	3(3)	19,745,549	16,470,752
Accounts receivable-related parties, net	4	201,444	325,321
Other receivables		569,637	401,345
Inventories, net	2, 3(4)	11,445,852	8,808,299
Prepaid expenses		987,606	616,306
Non-current assets held for sale	3(5)	—	772,103
Deferred income tax assets, current		967,004	1,060,341
Restricted assets		29,963	—

Total current assets		95,164,634	87,536,886

Funds and investments
Financial assets at fair value through profit or loss, noncurrent	3(2)	81,720	211,293
Available-for-sale financial assets, noncurrent	3(6)	30,599,913	37,032,344
Financial assets measured at cost, noncurrent	3(7), 3(11)	7,678,610	7,876,957
Long-term investments accounted for under the equity method	3(8), 3(11)	11,835,105	11,588,252
Prepayment for long-term investments		395,373	80,000

Total funds and investments		50,590,721	56,788,846

Property, plant and equipment	3(9), 3(11), 5, 6
Land		1,584,356	1,553,697
Buildings		21,123,448	24,156,222
Machinery and equipment		475,973,728	460,401,110
Transportation equipment		69,508	69,286
Furniture and fixtures		3,314,513	3,569,462
Leasehold improvements		54,077	53,627

Total cost		502,119,630	489,803,404
Less: Accumulated depreciation		(425,885,988)	(409,251,581)
Less: Accumulated impairment		(1,816,039)	(3,358,610)
Add: Construction in progress and prepayments		40,004,767	10,075,048

Property, plant and equipment, net		114,422,370	87,268,261

Intangible assets
Goodwill		15,234	7,615
Other intangible assets		—	352

Total intangible assets		15,234	7,967

Other assets
Deferred charges		1,318,967	658,894
Deferred income tax assets, noncurrent		2,842,708	2,590,067
Other assets — others	3(10), 3(11), 5	2,143,026	2,787,298

Total other assets		6,304,701	6,036,259

Total assets		$266,497,660	$237,638,219

Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	3(12)	$4,136,533	$64,749
Financial liabilities at fair value through profit or loss, current	3(13)	1,987,590	—
Accounts payable		7,101,771	4,868,488
Income tax payable		1,081,597	67,474
Accrued expenses		9,929,872	7,510,051
Payable on equipment		14,434,420	3,446,455
Current portion of long-term liabilities	3(14), 3(15), 5	5,579,916	7,520,958
Deferred income tax liabilities, current		10,703	5,539
Other current liabilities		1,091,498	705,674

Total current liabilities		45,353,900	24,189,388

Long-term liabilities
Long-term loans	3(15), 5	808,100	877,778

Total long-term liabilities		808,100	877,778

Other liabilities
Accrued pension liabilities		3,288,468	3,255,112
Deposits-in		20,455	13,255
Deferred income tax liabilities, noncurrent		13,888	9,751
Other liabilities-others		182,733	260,866

Total other liabilities		3,505,544	3,538,984

Total liabilities		49,667,544	28,606,150

Capital	3(16)
Common stock		129,879,123	129,877,713
Additional paid in capital	3(8), 3(17), 3(19)
Premiums		44,203,728	44,202,596
Treasury stock transactions		29,472	—
Change in equities of long-term investments		11,793	—
Employee stock options		628,193	72,373
Retained earnings	3(8), 3(19)
Legal reserve		1,064,881	—
Unappropriated earnings		20,788,234	6,358,485
Adjusting items in stockholders’ equity	3(6), 3(8), 3(16), 3(18)
Cumulative translation adjustment		(1,013,821)	255,961
Unrealized gain or loss on financial instruments		27,192,225	26,109,675
Treasury stock		(6,733,733)	(2,513,138)

Total stockholders’ equity of parent company		216,050,095	204,363,665

Minority interests		780,021	4,668,404

Total stockholders’ equity		216,830,116	209,032,069

Total liabilities and stockholders’ equity		$266,497,660	$237,638,219

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
For the nine-month periods ended September 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the nine-month periods ended September 30,
	Notes	2010	2009
Operating revenues	4
Sales revenues		$89,605,204	$61,604,089
Less : Sales returns and discounts		(150,713)	(1,199,191)

Net Sales		89,454,491	60,404,898
Other operating revenues		2,551,303	2,017,405

Net operating revenues		92,005,794	62,422,303

Operating costs	2, 3(4), 3(17)
Cost of goods sold		(64,338,766)	(53,206,962)
Other operating costs		(1,134,015)	(1,126,575)

Operating costs		(65,472,781)	(54,333,537)

Gross profit		26,533,013	8,088,766
Unrealized intercompany profit		—	(60,197)
Realized intercompany profit		51,009	61,178

Gross profit-net		26,584,022	8,089,747

Operating expenses	3(17)
Sales and marketing expenses		(1,949,928)	(2,019,821)
General and administrative expenses		(2,579,824)	(1,978,643)
Research and development expenses		(6,404,558)	(5,903,615)

Subtotal		(10,934,310)	(9,902,079)

Operating income (loss)		15,649,712	(1,812,332)

Non-operating income
Interest revenue		107,002	138,815
Investment gain accounted for under the equity method, net	3(8)	—	132,241
Dividend income		1,344,034	940,915
Gain on disposal of property, plant and equipment		43,961	24,647
Gain on disposal of investments		1,191,324	1,516,305
Gain on valuation of financial assets	3(2)	19,948	73,579
Other income		625,175	925,019

Subtotal		3,331,444	3,751,521

Non-operating expenses
Interest expense	3(9)	(2,293)	(57,030)
Investment loss accounted for under the equity method, net	3(8)	(13,017)	—
Loss on disposal of property, plant and equipment		(5,411)	(1,745)
Exchange loss, net		(134,298)	(117,626)
Financial expenses		(53,856)	(71,616)
Impairment loss	3(11)	(47,280)	(3,554,676)
Loss on valuation of financial liabilities	3(13)	(308,076)	(198,032)
Other losses		(124,984)	(55,759)

Subtotal		(689,215)	(4,056,484)

Income (loss) from continuing operations before income tax		18,291,941	(2,117,295)
Income tax expense		(943,945)	(568,881)

Income (loss) from continuing operations		17,347,996	(2,686,176)
Extraordinary gain		68,449	—
(the net amount after deducted tax expense $14,020 thousand)

Net income (loss)		$17,416,445	$(2,686,176)

Attributable to:
Stockholders of the parent		$17,475,040	$(521,879)
Minority interests		(58,595)	(2,164,297)

Net income (loss)		$17,416,445	$(2,686,176)

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings (losses) per share-basic (NTD)	3(20)
Income (loss) from continuing operations		$1.46	$1.39	$0.004	$(0.04)
Extraordinary gain		0.01	0.01	—	—

Net income (loss) attributable to stockholders of the parent		$1.47	$1.40	$0.004	$(0.04)

Earnings (losses) per share-diluted (NTD)	3(20)
Income (loss) from continuing operations		$1.43	$1.36	$0.004	$(0.04)
Extraordinary gain		0.01	0.01	—	—

Net income (loss) attributable to stockholders of the parent		$1.44	$1.37	$0.004	$(0.04)

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)

	For the nine-month periods ended September 30,
	2010	2009
Cash flows from operating activities:
Net income (loss) attributable to stockholders of the parent	$17,475,040	$(521,879)
Net loss attributable to minority interests	(58,595)	(2,164,297)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Extraordinary gain	(82,469)	—
Depreciation	22,890,012	25,508,085
Amortization	420,289	519,495
Bad debt expenses reversal	(16,974)	(13,584)
Gain on recovery in market value and obsolescence of inventories	(274,342)	(2,651,540)
Cash dividends received under the equity method	48,753	901
Investment loss (gain) accounted for under the equity method	13,017	(132,241)
Loss on valuation of financial assets and liabilities	288,128	124,453
Impairment loss	47,280	3,554,676
Gain on disposal of investments	(1,191,324)	(1,516,305)
Gain on disposal of property, plant and equipment	(38,550)	(22,902)
Amortization of financial assets discounts	(7,253)	—
Amortization of bond discounts	169,643	1,626
Exchange loss (gain) on financial assets and liabilities	(50,928)	7,749
Exchange gain on long-term liabilities	(126,464)	—
Amortization of deferred income	(114,875)	(152,045)
Stock-based payment	466,036	72,373
Effect from subsidiaries over which significant control is no longer held	(6,462)	4,014
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	470,608	77,972
Notes and accounts receivable	(3,580,664)	(8,453,214)
Other receivables	1,438,828	2,070
Inventories	(2,091,721)	1,888,528
Prepaid expenses	(206,368)	(161,696)
Deferred income tax assets and liabilities	(79,926)	504,029
Accounts payable	1,509,035	2,416,461
Accrued expenses	2,187,614	(130,139)
Other current liabilities	(1,050,715)	24,310
Accrued pension liabilities	28,132	35,616
Other liabilities-others	104,934	36,496

Net cash provided by operating activities	38,579,719	18,859,012

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(72,000)	(199,697)
Proceeds from disposal of financial assets at fair value through profit or loss	—	68,996
Acquisition of available-for-sale financial assets	(232,095)	(66,138)
Proceeds from disposal of available-for-sale financial assets	2,403,218	2,339,793
Acquisition of financial assets measured at cost	(591,506)	(723,528)
Proceeds from disposal of financial assets measured at cost	229,131	229,711
Acquisition of long-term investments accounted for under the equity method	(487,555)	(1,006,302)
Proceeds from disposal of long-term investments accounted for under the equity method	157,734	—
Acquisition of held-to-maturity financial assets	—	(64,554)
Proceeds from maturity of held-to-maturity financial assets	—	410,410
Prepayment for long-term investments	(395,373)	(80,000)
Proceeds from capital reduction and liquidation of investments	48,563	221,269
Acquisition of subsidiaries	447,554	—
Acquisition of property, plant and equipment	(39,736,399)	(7,423,100)
Proceeds from disposal of property, plant and equipment	62,292	38,233
Proceeds from disposal of non-current assets held for sale	401,139	—
Deferred charges	(331,950)	(287,826)
Increase in Restricted assets	(29,963)	—
Increase in Other assets-others	(145,244)	(815,291)

Net cash used in investing activities	(38,272,454)	(7,358,024)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine-month periods ended September 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars)
(continued)

	For the nine-month periods ended September 30,
	2010	2009

Cash flows from financing activities:
Proceeds (repayment) from short-term loans	$4,005,105	$(73,725)
Proceeds from long-term loans	300,000	400,000
Repayments of long-term loans	(22,300)	(200,000)
Redemption of bonds	(7,500,000)	—
Increase in deposits-in	5,385	4,457
Cash dividends	(6,224,963)	—
Exercise of employee stock options	2,542	—
Treasury stock acquired	(4,843,588)	(2,393,337)
Proceeds from disposal of treasury stock	21,245	—
Increase (decrease) in minority stockholders	672,580	(4,239)

Net cash used in financing activities	(13,583,994)	(2,266,844)

Effect of exchange rate changes on cash and cash equivalents	310,778	(343,177)
Effect of subsidiaries change	(258,609)	(23,890)

Net increase (decrease) in cash and cash equivalents	(13,224,560)	8,867,077
Cash and cash equivalents at beginning of period	66,152,960	48,566,649

Cash and cash equivalents at end of period	$52,928,400	$57,433,726

Supplemental disclosures of cash flow information:
Cash paid for interest	$211,954	$121,102
Less: Cash paid for capitalized interest	(211,187)	(36,219)

Cash paid for interest excluding capitalized interest	$767	$84,883

Cash paid for income tax	$116,238	$704,130

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$48,684,503	$9,151,421
Discount on property, plant and equipment	(1,592)	—
Add: Payable at beginning of period	5,487,908	1,718,134
Less: Payable at end of period	(14,434,420)	(3,446,455)

Cash paid for acquiring property, plant and equipment	$39,736,399	$7,423,100

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2010 and 2009
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)
United Microelectronics Corporation and the consolidated entities (the “Company”) has prepared the notes in conformity with the order VI-0960064020 issued by Financial Supervisory Commission, Executive Yuan as of November 15, 2007, which simplifies the disclosure requirement. According to this order, the Company is only required to disclose the differences of accounting policies between the latest annual audited consolidated financial statements and the current ones and to disclose the consolidated entities. The following items can be exempt from disclosures:
i.	History and organization;

ii.	Income tax;

iii.	Pension plan;

iv.	Summary of operation cost and expenses including salary, depreciation, depletion, and amortization; and

v.	Attachments pertaining to significant transactions, investments, and investments in Mainland China.
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements were prepared in conformity with requirements of the order VI-0960064020 issued by Financial Supervisory Commission under the Executive Yuan, Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).
Significant accounting policies adopted in preparing the accompanying consolidated financial statements are those adopted in preparing the annual consolidated financial statements of 2009, except those stated below:
General Descriptions of Reporting Entities
a.	Principles of Consolidation
Investees in which United Microelectronics Corporation (UMC), directly or indirectly, holds more than 50% of voting rights or de facto control with less than 50% of voting rights, are consolidated into UMC’s financial statements.
Transactions between consolidated entities are eliminated in the consolidated financial statements. Prior to January 1, 2006, the difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized over 5 years; however, effective January 1, 2006, goodwill arising from new acquisitions is analyzed and accounted for under the ROC Statement of Financial Accounting Standard (ROC SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method” (ROC SFAS 25), and goodwill is not subject to amortization.

b.	The consolidated entities are as follows:
As of September 30, 2010

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL)	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	99.99
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	55.56
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MOS)	IC Packaging	54.72
UNITRUTH	MOS	IC Packaging	14.85
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING)	Sales and manufacturing of LED lighting	95.54
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	92.25
NBI	UNISTARS CORP.	High brightness LED packages	65.63
NBI	TOPCELL SOLAR INTERNATIONAL CO. LTD.	Sales and manufacturing of solar cell	57.00
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH – HK)	Investment holding	100.00
EVERRICH–HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44

As of September 30, 2009

			Percentage of
Investor	Subsidiary	Business nature	ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	IC Sales	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA)	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	UMCI (Note)	Sales and manufacturing of integrated circuits	100.00
UMC	NBI	Investment holding	100.00
UMC	AWL	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	52.74
FORTUNE	UNITRUTH	Investment holding	100.00
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00

Note:
On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting. The Company ceased using the equity method from that day, and UMCI is not included as a consolidated subsidiary as of September 30, 2010.

2.	ACCOUNTING CHANGES
Inventories
Effective January 1, 2009, the Company adopted the newly revised ROC SFAS No.10, “Accounting for Inventories” (ROC SFAS 10). The main revisions are a. inventories are valued at the lower of cost and net realizable value item by item; b. unallocated overheads resulted from low production or idle capacity are recognized as costs of goods sold in the period in which they are incurred; and c. abnormal amounts of production costs, and loss on decline in the market value of inventories (or gains on recovery in market value of inventories) are recognized as cost of goods sold. As a result of adopting the revised ROC SFAS 10, the consolidated net loss and consolidated losses per share for the nine-month period ended September 30, 2009, were NT$220 million and NT$0.02 higher, respectively.
3.	CONTENTS OF SIGNIFICANT ACCOUNTS
(1)	CASH AND CASH EQUIVALENTS

	As of September 30,
	2010	2009
Cash
Cash on hand	$3,816	$2,948
Checking and savings accounts	9,644,125	10,518,474
Time deposits	35,936,663	40,068,280

Subtotal	45,584,604	50,589,702

Cash equivalents	7,343,796	6,844,024

Total	$52,928,400	$57,433,726

(2)	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of September 30,
	2010	2009
Current
Listed stocks	$975,030	$1,164,857
Corporate bonds	395,659	196,949
Forward contracts	72,486	148,925
Interest rate swap agreements	—	88,267

Subtotal	1,443,175	1,598,998

Noncurrent
Convertible bonds	81,720	211,293

Total	$1,524,895	$1,810,291

During the nine-month periods ended September 30, 2010 and 2009, net gains arising from the changes in fair value of financial assets at fair value through profit or loss were NT$33 million and NT$66 million, respectively.
(3)	ACCOUNTS RECEIVABLE, NET

	As of September 30,
	2010	2009
Accounts receivable	$20,229,235	$17,779,801
Less: Allowance for sales returns and discounts	(409,028)	(1,296,576)
Less: Allowance for doubtful accounts	(74,658)	(12,473)

Net	$19,745,549	$16,470,752

(4)	INVENTORIES, NET

	As of September 30,
	2010	2009
Raw materials	$1,743,007	$463,161
Supplies and spare parts	2,205,507	1,981,042
Work in process	7,841,363	6,760,305
Finished goods	729,997	894,782

Total	12,519,874	10,099,290
Less: Allowance for loss on decline in market value and obsolescence	(1,074,022)	(1,290,991)

Net	$11,445,852	$8,808,299

a.
The circumstances that caused the net realizable value of inventory to be lower than its cost no longer exist. As a result, the Company recognized gains of NT$352 million and NT$2,734 million on recovery of market value of inventories during the nine-month periods ended September 30, 2010 and 2009, respectively.

b.	Inventories were not pledged.
(5)	NON-CURRENT ASSETS HELD FOR SALE

	As of September 30,
	2010	2009
Land	$—	$770,861
Buildings	—	4,725
Less: Accumulated depreciation	—	(3,483)

Net	$—	$772,103

UMC’s management committed to sell certain non-current assets in Taoyuan County. Management signed a contract to sell parts of the above-mentioned assets with a buyer on October 1, 2009. The transaction was valued at approximately NT$800 million, which exceeded the carrying value of the assets, and the assets were reclassified from fixed and leased assets to non-current assets held for sale.
(6)	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of September 30,
	2010	2009
Current
Common stocks	$6,741,576	$—

Noncurrent
Common stocks	30,149,731	36,750,627
Depositary receipts	394,820	221,147
Funds	55,362	60,570

Subtotal	30,599,913	37,032,344

Total	$37,341,489	$37,032,344

During the nine-month periods ended September 30, 2010 and 2009, the net unrealized gains (losses) adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were a loss of NT$2,030 million and a gain of NT$22,998 million, respectively. Additionally, the Company recognized gains of NT$1,166 million and NT$1,481 million due to the disposal of available-for-sale assets during the nine-month periods ended September 30, 2010 and 2009, respectively.
As of March 1, 2007, HIGHLINK (an equity method investee) and EPITECH TECHNOLOGY CORP. (EPITECH) (classified as an available-for-sale financial asset, noncurrent) merged into EPISTAR CORP. and were continued as EPISTAR CORP. (classified as an available-for-sale financial asset, noncurrent after the merger). During the transaction, 5.5 shares of HIGHLINK and 3.08 shares of EPITECH were exchanged for 1 share of EPISTAR CORP. 5 million shares of EPISTAR CORP. were exchanged from HIGHLINK that originally were acquired through private placement of HIGHLINK in February 2006 and its subsequent stock dividends since February 2006. Additionally, the Company acquired 6.7 million shares of SIMPLO TECHNOLOGY CO., LTD. (SIMPLO) through private placement in July 2006 and its subsequent stock dividends. The exchanges of these shares listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of EPISTAR and SIMPLO was removed on May 10 and August 23, 2009, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent. Therefore, UMC reclassified the exchangeable shares to current assets.
(7)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of September 30,
	2010	2009
Common stocks	$5,016,975	$4,730,912
Preferred stocks	2,023,013	2,420,035
Funds	612,027	648,648
Convertible bonds	26,595	77,362

Total	$7,678,610	$7,876,957

The Company acquired 80 thousand shares of RALINK TECHNOLOGY CORP. (RALINK) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ TECHNOLOGY CO., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009, 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009 and 2.5 million shares of CRYSTALWISE THCHNOLOGY INC. (CRYSTALWISE) through private placement in August, 2010. In addition, 500 units of convertible bonds acquired through private placement in September, 2009 were converted to 2 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September, 2010. The exchange of these securities listed above are restricted by Article 43 paragraph 8 of the Securities and Exchange Law. The above-mentioned restriction of RALINK, INPAQ, FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA, TOPOINT and CRYSTALWISE will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012, September 30, 2012, September 23, 2012 and September 23, 2013 respectively.

(8)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD
a.	Details of long-term investments accounted for under the equity method are as follows:

	As of September 30,
	2010		2009
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
Unlisted companies
UMCI LTD. (UMCI) (Note A)	$—	100.00	$—	—
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note B)	35,237	89.99	35,237	89.99
UNITED LED CORPORATION HONG KONG LIMITED (UNITED HK) (Note C)	241,933	50.00	—	—
LIST EARN ENTERPRISE INC.	9,549	49.00	—	—
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note C)	3,193	49.00	—	—
ACHIEVE MADE INTERNATIONAL LTD.	48,910	48.54	64,176	48.54
ALLIANCE OPTOTEK CORP.	193,727	48.43	48,584	27.63
MTIC HOLDINGS PTE. LTD.	259,672	46.49	261,819	46.49
NEXPOWER TECHNOLOGY CORP.	3,064,049	45.79	3,372,057	46.26
YUNG LI INVESTMENTS, INC.	242,697	45.16	245,944	45.16
MEGA MISSION LIMITED PARTNERSHIP	2,125,056	45.00	1,947,099	45.00
AEVOE INTERNATIONAL LTD.	72,060	43.77	37,892	43.92
POWER LIGHT TECH CO., LTD.	48,365	42.62	135,388	42.62
WALTOP INTERNATIONAL CORP.	229,831	42.59	225,049	46.65
UNITECH CAPITAL INC.	821,409	42.00	860,896	42.00
EXOJET TECHNOLOGY CORP.	68,899	37.52	—	—
HSUN CHIEH INVESTMENT CO., LTD.	3,293,910	36.49	3,283,260	36.49
UC FUND II	81,420	35.45	117,350	35.45
CRYSTAL MEDIA INC.	35,446	31.99	39,742	32.27
CTC CAPITAL PARTNERS I, L. P.	139,102	31.40	144,747	31.40
UNIMICRON HOLDING LIMITED	563,018	25.25	531,740	25.25

	As of September 30,
	2010		2009
		Percentage of		Percentage of
		Ownership or		Ownership or
Investee Companies	Amount	Voting Rights	Amount	Voting Rights
SOLAR GATE TECHNOLOGY CO., LTD.	$73,574	25.00	$—	—
ANOTO TAIWAN CORP.	3,096	24.12	7,786	24.12
HIGH POWER LIGHTING CORP.	40,955	22.29	42,691	22.29
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (DAIWA) (Note D)	63,502	12.52	—	—
TRANSLINK CAPITAL PARTNERS I L. P. (TRANSLINK) (Note D)	76,495	10.55	60,004	10.77
PACIFIC VENTURE CAPITAL CO., LTD. (PACIFIC) (Note E)	—	—	7,379	49.99
XGI TECHNOLOGY INC.	—	—	64,930	32.65
AMIC TECHNOLOGY CORP. (AMIC) (Note F)	—	—	8,287	25.87
MOBILE DEVICES INC.	—	—	46,195	20.22

Total	$11,835,105		$11,588,252

Note A:
On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of September 30, 2010. As of September 30, 2010, the ending balance of the Company’s long term investment towards UMCI was a credit balance of NT$6 million and it was recorded as Other liabilities-others.

Note B:	On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation has not been completed as of September 30, 2010.

Note C:	The Company uses the equity method to account for its investment in UNITED HK and SHENYANG U-LIGHTING, which are jointly controlled entities.

Note D:	According to the partnership contract, the Company has significant influence over DAIWA and TRANSLINK, and they are accounted for under the equity method.

Note E:
Through a decision at its stockholders’ meeting on June 27, 2006, PACIFIC set July 3, 2006 as its liquidation date. PACIFIC obtained the approval of liquidation completion from the Taipei District Court on May 14, 2010.

Note F:
The Company’s investment in AMIC was reclassified to “Financial assets measured at cost, noncurrent” in June 2010 because the Company’s ownership in AMIC decreased, and it ceased to have significant influence.

b.
The change of investees’ equity was charged to the Company’s equity in proportion to the ownership percentage. For the nine-month periods ended September 30, 2010 and 2009, the changes charged to additional paid-in capital were an increase of NT$12 million and a decrease of NT$6,912 million, respectively, and the changes charged to retained earnings were a decrease of NT$38 million and an increase of NT$6,880 million, respectively.

c.
Total gains (losses) arising from investments accounted for under the equity method were a loss of NT$13 million and a gain of NT$132 million for the nine-month periods ended September 30, 2010 and 2009, respectively. Investment income amounted to NT$200 million and NT$8 million for the nine-month periods ended September 30, 2010 and 2009, respectively, and the related long-term investment balances of NT$4,742 million and NT$4,676 million as of September 30, 2010 and 2009, respectively, were determined based on the investees’ financial statements reviewed by the other independent accountants.

d.	The long-term equity investments were not pledged.
(9)	PROPERTY, PLANT AND EQUIPMENT

	As of September 30, 2010
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$1,584,356	$—	$(280,120)	$1,304,236
Buildings	21,123,448	(10,030,797)	(1,027,015)	10,065,636
Machinery and equipment	475,973,728	(412,809,872)	(498,658)	62,665,198
Transportation equipment	69,508	(59,890)	—	9,618
Furniture and fixtures	3,314,513	(2,937,386)	(10,246)	366,881
Leasehold improvement	54,077	(48,043)	—	6,034
Construction in progress and prepayments	40,004,767	—	—	40,004,767

Total	$542,124,397	$(425,885,988)	$(1,816,039)	$114,422,370

	As of September 30, 2009
		Accumulated	Accumulated
	Cost	Depreciation	Impairment	Book Value
Land	$1,553,697	$—	$(517,353)	$1,036,344
Buildings	24,156,222	(10,552,313)	(1,900,936)	11,702,973
Machinery and equipment	460,401,110	(395,569,515)	(921,135)	63,910,460
Transportation equipment	69,286	(61,110)	—	8,176
Furniture and fixtures	3,569,462	(3,023,765)	(19,186)	526,511
Leasehold improvement	53,627	(44,878)	—	8,749
Construction in progress and prepayments	10,075,048	—	—	10,075,048

Total	$499,878,452	$(409,251,581)	$(3,358,610)	$87,268,261

a.	Total interest expense before capitalization amounted to NT$271 million and NT$108 million for the nine-month periods ended September 30, 2010 and 2009, respectively.
Details of capitalized interest are as follows:

	For the nine-month periods ended
	September 30,
	2010	2009
Land	$383	$—
Buildings	44,480	27,992
Machinery and equipment	223,415	23,221
Others	728	98

Total interest capitalized	$269,006	$51,311

Interest rates applied	1.00%~3.51%	1.07%~2.56%

b.	Please refer to Note 5 for property, plant and equipment pledged as collateral.
(10)	OTHER ASSETS-OTHERS

	As of September 30,
	2010	2009
Leased assets	$1,029,516	$1,052,303
Long-term prepayment	53,293	787,152
Deposits-out	944,958	792,379
Others	115,259	155,464

Total	$2,143,026	$2,787,298

Please refer to Note 5 for Deposits-out pledged as collateral.
(11)	IMPAIRMENT LOSS

	For the nine-month periods ended
	September 30,
	2010	2009
Long-term investments accounted for under the equity method	$20,802	$—
Financial assets measured at cost, noncurrent	26,478	31,992
Property, plant and equipment	—	3,311,773
Other assets	—	210,911

Total	$47,280	$3,554,676

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$47 million and NT$32 million for its long-term investments accounted for under the equity method and financial assets measured at cost, noncurrent, respectively, for the nine-month periods ended September 30, 2010 and 2009. As of September 30, 2009, the Company determined that certain fixed assets and idle assets would not generate future cash flows. The Company determined the recoverable amounts of these assets based on the fair values less costs to sell. The impairment test revealed that the total carrying amount of these assets was greater than their total recoverable amount, and the Company recognized an impairment loss amounted to NT$152 million. According to the assessment report and as a result of the impairment loss testing, the Company recognized an impairment loss amounted to NT$3,371 million for its property, plant, equipment and other assets for the nine-month period ended September 30, 2009.
(12)	SHORT-TERM LOANS

	As of September 30,
	2010	2009
Unsecured bank loans	$4,136,533	$64,749

	For the nine-month periods ended
	September 30,
	2010	2009
Interest rates	0.54%~2.35%	1.19%~3.72%

The Company’s unused short-term lines of credits amounted to NT$12,992 million and NT$12,307 million as of September 30, 2010 and 2009, respectively.
(13)	FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of September 30,
	2010	2009
Derivatives embedded in exchangeable bonds	$1,987,590	$—

During the nine-month periods ended September 30, 2010 and 2009, net losses arising from financial liabilities at fair value through profit or loss were NT$278 million and NT$198 million, respectively.

(14)	BONDS PAYABLE

	As of September 30,
	2010	2009
Unsecured domestic bonds payable	$—	$7,500,000
Exchangeable bonds payable	6,323,151	—
Less: Discounts on bonds payable	(1,012,835)	(1,264)

Total	5,310,316	7,498,736
Less: Current portion	(5,310,316)	(7,498,736)

Net	$—	$—

a.
During the period from May 21 to June 24, 2003, UMC issued five-year and seven-year unsecured bonds totaled to NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds were fully repaid on June 24, 2008 and June 24, 2010, respectively.

b.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$127.2 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.
iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.
v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Unimicron.
ii.
Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD49.6829 per share on September 30, 2010.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.
c.	On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:
(a)	Issue Amount: US$80 million
(b)	Period: December 2, 2009 ~ December 2, 2014 (Maturity date)
(c)	Redemption
i.
UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.	UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.
iii.
UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the ROC’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.
Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.
In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

(d)	Terms of Exchange
i.	Underlying Securities: Common shares of Novatek.
ii.
Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.
Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price is NTD102.4836 per share on September 30, 2010.

(e)	Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:
i.	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;
ii.	The bondholders shall have exercised the exchange right before maturity; or
iii.	The bonds shall have been redeemed or purchased by UMC and cancelled.
d.	Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$6,323,151

(15)	LONG-TERM LOANS
a.	Details of long-term loans are as follows:

	As of September 30,
Lender	2010	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	77,700	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.

Subtotal	1,077,700
Less: Current portion	(269,600)

Total	$808,100

	For the nine-month
	period ended
	September 30, 2010
Interest Rates	1.28%~1.63%

	As of September 30,
Lender	2009	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	100,000	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from China Trust Commercial Bank	100,000	Repayable in full or renewable quarterly from August 27, 2009 to August 27, 2012, interest is paid monthly and was fully repaid on November 27, 2009.

Subtotal	900,000
Less: Current portion	(22,222)

Total	$877,778

	For the nine-month
	period ended
	September 30, 2009
Interest Rates	1.37%~1.82%

b.	The long-term loans on September 30, 2010 will be repaid by installments with the last payment on December 30, 2013. Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2010	$11,150
2011	365,434
2012	405,283
2013	295,833

Total	$1,077,700

c.	Please refer to Note 5 for property, plant and equipment pledged as collateral for long-term loans.
(16)	CAPITAL STOCK
a.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of September 30, 2009, each at a par value of NT$10.
b.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2009. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of September 30, 2009. One ADS represents five common shares.

c.
On December 14, 2009, UMC sold 78 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

d.
Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the nine-month period ended September 30, 2010. The issuance process through the authority had been completed.

e.	UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of September 30, 2010, each at a par value of NT$10.
f.
UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of September 30, 2010. The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of September 30, 2010. One ADS represents five common shares.

(17)	EMPLOYEE STOCK OPTIONS
On September 11, 2002, October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, 350 million, 500 million, and 500 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

			Shares available to
	Total number of	Total number of	option holders
	options granted	options outstanding	(in thousands)	Exercise price
Date of grant	(in thousands)	(in thousands)	(Note)	(NTD) (Note)
October 7, 2002	939,000	—	—	$21.42
January 3, 2003	61,000	—	—	$24.15
November 26, 2003	57,330	—	—	$33.70
March 23, 2004	33,330	—	—	$31.25
July 1, 2004	56,590	—	—	$28.24
October 13, 2004	20,200	5,779	4,029	$24.28
April 29, 2005	23,460	8,395	5,853	$22.37
August 16, 2005	54,350	24,287	16,932	$29.47
September 29, 2005	51,990	33,967	23,680	$26.89
January 4, 2006	39,290	14,115	9,840	$23.17
May 22, 2006	42,058	20,600	14,362	$25.19
August 24, 2006	28,140	12,255	8,544	$24.09
December 13, 2007	500,000	379,491	379,491	$18.03
June 19, 2009	300,000	273,245	273,245	$10.40

Total	2,206,738	772,134	735,976

Note:
The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate. Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock. The exercise price of the options is also adjusted according to capital reduction rate. Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a.	A summary of the Company’s stock option plan, and related information for the nine-month periods ended September 30, 2010 and 2009, is as follows:

	For the nine-month periods ended September 30,
	2010			2009
			Weighted-			Weighted-
		Shares	average		Shares	average
		available to	Exercise		available to	Exercise
		option	Price per		option	Price per
	Options	holders	share	Options	holders	share
	(in thousands)	(in thousands)	(NTD)	(in thousands)	(in thousands)	(NTD)
Outstanding at beginning of period	861,771	809,566	$16.59	709,484	627,086	$20.79
Granted	—	—	$—	300,000	300,000	$10.40
Exercised	(141)	(141)	$18.03	—	—	$—
Forfeited	(47,802)	(44,381)	$16.58	(52,441)	(45,197)	$21.04
Expired	(41,694)	(29,068)	$29.15	(39,441)	(27,497)	$24.15

Outstanding at end of period	772,134	735,976	$16.09	917,602	854,392	$17.02

Exercisable at end of period	305,052	269,444	$20.44	192,945	134,515	$28.01

Weighted-average fair value of options granted during the period (NTD)	$—			$2.84
b.	The information on the Company’s outstanding stock options as of September 30, 2010, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
				Weighted-	Weighted-			Weighted-
			Shares	average	average		Shares	average
	Range of		available to	Expected	Exercise		available to	Exercise
Authorization	Exercise Price	Options	option holders	Remaining	Price per share	Options	option holders	Price per share
Date	(NTD)	(in thousands)	(in thousands)	Years	(NTD)	(in thousands)	(in thousands)	(NTD)
2004.09.30	$22.37~$29.47	72,428	50,494	0.83	$27.02	71,760	50,029	$27.00
2005.12.22	$23.17~$25.19	46,970	32,746	1.59	$24.30	45,823	31,946	$24.29
2007.10.09	$18.03	379,491	379,491	3.20	$18.03	187,469	187,469	$18.03
2009.05.12	$10.40	273,245	273,245	4.72	$10.40	—	—	$—

		772,134	735,976	3.53	$16.09	305,052	269,444	$20.44

c.
The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007. Compensation costs for these options were NT$0 for the nine-month periods ended September 30, 2010 and 2009. For options granted on or after January 1, 2008, the Company recognized compensation costs of NT$190 million and NT$72 million using the fair value method in accordance with ROC SFAS No.39 “Accounting for Shared-Based Payment.” (ROC SFAS 39) for the nine-month periods ended September 30, 2010 and 2009, respectively.

The Company granted options prior to adopting ROC SFAS 39. Pro forma information on net income (loss) and earnings (losses) per share using the fair value method is as follows:

	For the nine-month period ended September 30, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$17,475,040	$17,475,040
Earnings per share (NTD)	$1.40	$1.37
Pro forma net income	$17,261,566	$17,261,566
Pro forma earnings per share (NTD)	$1.38	$1.35

	For the nine-month period ended September 30, 2009
	Basic losses per share	Diluted losses per share
Net loss	$(521,879)	$(521,879)
Losses per share (NTD)	$(0.04)	$(0.04)
Pro forma net loss	$(1,173,367)	$(1,173,367)
Pro forma losses per share (NTD)	$(0.09)	$(0.09)
The fair value of the options outstanding as of September 30, 2010 and 2009 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions. The factors before and after the adoption of ROC SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37%~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~47.85%	40.63%
Risk-free interest rate	1.85%~2.70%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(18)	TREASURY STOCK
a.	Changes in treasury stock during the nine-month periods ended September 30, 2010 and 2009 are as follows:
For the nine-month period ended September 30, 2010
(In thousands of shares)

	As of			As of
Purpose	January 1, 2010	Increase	Decrease	September 30, 2010
For transfer to employees	221,909	300,000	—	521,909

For the nine-month period ended September 30, 2009
(In thousands of shares)

	As of			As of
Purpose	January 1, 2009	Increase	Decrease	September 30, 2009
For transfer to employees	—	300,000	—	300,000

b.
According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital. As such, the maximum number of shares of treasury stock that UMC could hold as of September 30, 2010 and 2009 were 1,299 million shares and 1,299 million shares, while the ceiling amounts were NT$66,086 million and NT$50,561 million, respectively.

c.
In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends. Stock held by subsidiaries is treated as treasury stock. These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d.
As of September 30, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$13.85 per share. The closing price on September 30, 2010 was NT$13.85.

As of September 30, 2009, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$15.75 per share. The closing price on September 30, 2009 was NT$15.75.

(19)	RETAINED EARNINGS AND DIVIDEND POLICIES
According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:
a.	Payment of all taxes and dues;
b.	Offset prior years’ operation losses;
c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;
d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and
e.
After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash. Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.
The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting. UMC’s Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.
According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the nine-month periods ended September 30, 2010 and 2009, the amounts of the employee bonus and remunerations to directors and supervisors were estimated, in accordance with ARDF Interpretation 96-052. The board of directors estimated the amount by taking into consideration of the Company’s Articles of Incorporation, government regulations and industrial average. Estimated amount of employee bonus and remunerations paid to directors and supervisors are charged to current income. If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income. Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year. Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date. Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE.
The distributions of cash dividend, employee bonus and directors’ remuneration for 2009 was approved through stockholders’ meeting held on June 15, 2010. The details of distribution are as follows:

2009
Cash Dividend	NT$0.50 per share
Employee bonus – Cash (in NT thousand dollars)	965,003
Directors’ remuneration (in NT thousand dollars)	9,584
Employee bonus and directors’ remuneration which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 17, 2010 and were expensed in 2009.
On June 10, 2009, the stockholders’ meeting approved to offset UMC’s 2008 deficit of NT$26,748 million: by transferring NT$19,712 million from the legal reserve and NT$7,036 million from the additional paid-in capital to unappropriated earnings.

(20)	EARNINGS (LOSSES) PER SHARE

For the nine-month periods ended September 30, 2010 and 2009, there were employee stock options outstanding and for the nine-month period ended September 30, 2010, the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169. The Company is considered as a complex capital structure. However, the employee stock options and employee bonus were not dilutive when calculating the diluted earnings (losses) per share for the nine-month period ended September 30, 2009; therefore, they were not included in the diluted earnings (losses) per share calculation:

	For the nine-month period ended September 30, 2010
	Amount			Earnings per share (NTD)
			Shares	Income
	Income before		expressed	before
	income tax	Net income	in thousands	income tax	Net income
Earnings per share-basic (NTD)
Income from continuing operations	$18,350,354	$17,406,591	12,511,941	$1.46	$1.39
Extraordinary gain	82,469	68,449		0.01	0.01

Income attributable to UMC’s common stock stockholders	$18,432,823	$17,475,040		$1.47	$1.40

Effect of dilution
Employee bonus	$—	$—	170,016
Employee stock option	—	—	89,858
Earnings per share-diluted
Income from continuing operations	$18,350,354	$17,406,591	12,771,815	$1.43	$1.36
Extraordinary gain	82,469	68,449		0.01	0.01

Income attributable to UMC’s common stock stockholders	$18,432,823	$17,475,040		$1.44	$1.37

For the nine-month period ended September 30, 2009
Earnings (losses) per
	Amount			share (NTD)
			Shares	Income
	Income before		expressed	before
	income tax	Net loss	in thousands	income tax	Net loss
Earnings (losses) per share-basic and diluted (NTD)
Income (loss) attributable to UMC’s common stock stockholders	$49,071	$(521,879)	12,703,150	$0.004	$(0.04)

4.	RELATED PARTY TRANSACTIONS
(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMCI LTD. (has filed for liquidation on July 30, 2010)	Equity Investee
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP. (has filed for liquidation on June 26, 2009)	Equity Investee
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee (Liquidation completed on May 14, 2010)
XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)
NEXPOWER TECHNOLOGY CORP.	Equity Investee
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an equity investee since July 2010)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee
POWER LIGHT TECH CO., LTD.	Subsidiary’s equity investee
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February, 2010)
ALLIANCE OPTOTEK CORP.	Subsidiary’s equity investee
CRYSTALWISE TECHNOLOGY INC.	Same chairman with UMC (since September, 2010)
(2)	Significant Related Party Transactions
a.	Operating revenues

	For the nine-month periods ended September 30,
	2010		2009
	Amount	Percentage	Amount	Percentage
SIS	$619,218	1	$744,110	1
Others	39,254	0	95,942	0

Total	$658,472	1	$840,052	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Accounts receivable, net

	As of September 30,
	2010		2009
	Amount	Percentage	Amount	Percentage
SIS	$199,385	1	$297,262	2
Others	3,502	0	116,493	0

Total	202,887	1	413,755	2

Less: Allowance for sales returns and discounts	(1,443)		(2,730)
Less: Allowance for doubtful accounts	—		(85,704)

Net	$201,444		$325,321

c.	Significant asset transactions

	For the nine-month period ended September 30, 2010
	Item	Disposal amount	Disposal Gain
SIS	Disposal of XGI stock	$38,030	$14,690

5.	ASSETS PLEDGED AS COLLATERAL
As of September 30, 2010

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposit)	$639,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	86,335	Hsinchu Science Park	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	2,914,358	Bank of Taiwan	Collateral for long-term loans

Total	$3,711,918

As of September 30, 2009

		Party to which asset(s)
	Amount	was pledged	Purpose of pledge
Deposit-out (Time deposits)	$625,823	Customs	Customs duty Guarantee
Deposit-out (Time deposits)	26,624	Securities and Futures Investors Protection Center	Negotiation Guarantee
Machinery and equipment	4,667,492	Bank of Taiwan	Collateral for long-term loans

Total	$5,319,939

6.	COMMITMENT AND CONTINGENT LIABILITIES
(1)
The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$6 billion. Royalties and development fees payable in future years are NT$1.7 billion as of September 30, 2010.

(2)
The Company signed several construction contracts for the expansion of its factory premise. As of September 30, 2010, these construction contracts amounted to approximately NT$7 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$1.9 billion.

(3)
The Company entered into several operating lease contracts for land and office. These renewable operating leases will expire in various years through 2049. Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2010(4th quarter)	$98,978
2011	374,436
2012	318,517
2013	289,676
2014	254,185
2015 and thereafter	1,702,266

Total	$3,038,058

(4)
On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities. On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. (“HeJian”) did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. However, no promise was made by UMC and no written agreement was made and executed. Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC. The stockholders meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC. The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance. The holding company of HeJian has put all such shares in escrow. UMC was informed of such escrow on August 4, 2006. The subscription price per share of the holding company of HeJian in the last offering was US$1.1. Therefore, the total market value of the said shares is worth more than US$110 million. However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the ROC laws and regulations allow UMC to acquire and exercise. In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

In April 2005, UMC’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (ROC FSC) for failure to disclose material information relating to HeJian in accordance with applicable rules. As a result of the imposition of the fines by the ROC FSC, UMC was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. UMC and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with the Executive Yuan, R.O.C. and TSE, respectively. Mr. Robert H.C. Tsao’s administrative appeal was dismissed by the Executive Yuan, R.O.C. on February 21, 2006 and the ROC FSC transferred the case against Mr. Robert H.C. Tsao to the Administrative Enforcement Agency for enforcement of the fine. Mr. Robert H.C. Tsao has filed an administrative action against the ROC FSC with Taipei High Administrative Court on April 14, 2006. On December 27, 2007, the Administrative High Court revoked the decision and ruled in favor of Mr. Tsao. In January 2008, the ROC FSC filed an appeal with the Supreme Administrative Court. On November 5, 2009, the Supreme Administrative Court overruled ROC FSC’s appeal.

For UMC’s assistance to HeJian, UMC’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by UMC, were indicted for violating the Business Entity Accounting Act and breach of trust under the Criminal Law by Hsinchu District Prosecutors Office on January 9, 2006. Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of UMC’s Chairman, Vice Chairman and directors prior to the announcement of the prosecution; for this reason, at the time of the prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as UMC’s directors and had not executed their duties as UMC’s Chairman and Vice Chairman.

In the future, if a guilty judgment is pronounced by the court, such consequences would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns only; UMC would not be subject to indictment regarding this case. Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng were pronounced innocent of the charge by Hsinchu District Court on October 26, 2007. On November 15, 2007, Taiwan’s Hsinchu District Prosecutors Office filed an appeal. On December 31, 2008, Taiwan High Court rejected the prosecutor’s appeal and sustained Hsinchu District Court’s decision. On January 20, 2009, Taiwan High Prosecutors Office filed an appeal against Mr. Robert H.C. Tsao and Mr. John Hsuan with the Supreme Court. On December 3, 2009, the Supreme Court reversed the Taiwan High Court’s decision and remanded the case for new trial. On September 14, 2010, the Taiwan High Court found Mr. Robert H.C. Tsao and Mr. John Hsuan not guilty. The Prosecution Office of the Taiwan High Court did not appeal the ruling and the matter is considered closed.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA). However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC. UMC had filed an administrative litigation case against MOEA on December 8, 2006. Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007. MOEA filed an appeal against UMC on August 10, 2007. On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial. On July 21, 2010, Taipei High Administrative Court ruled against UMC, and UMC appealed the ruling on August 23, 2010. The case is currently under the review of the Supreme Administrative Court.

(5)
UMC convened its 19th session, 10th term of its Board of Directors meeting on April 29, 2009. During the meeting, its board approved to propose the acquisition (the “Acquisition”) by UMC of the holding company of HeJian. The stockholder’s meeting of UMC on June 10, 2009 approved the Acquisition. However, consummation of the Acquisition is subject to approvals from governmental authorities.

(6)
After the R.O.C. laws and regulations with respect to investments in China have been amended, UMC is in process of preparing application documents in connection with the merger with the holding company of HeJian to governmental authorities for approvals. The closing date of this merger, which was originally expected to occur on or before December 31, 2009 and automatically extended to March 31, 2010 pursuant to the Agreement and Plan of Merger, is no longer applicable. The actual closing date of this merger will be determined based on the progress of this merger and will be announced in accordance with the applicable laws and regulations.

7.	SIGNIFICANT DISASTER LOSS
None.
8.	SIGNIFICANT SUBSEQUENT EVENT
None.
9.	OTHERS
(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.
(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts. The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

The Company’s bank loans bear floating interest rates. The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales. The Company utilizes spot or forward contracts to avoid foreign currency risk. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments
a.	Fair value of financial instruments

	As of September 30,
	2010		2009
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets
Non-derivative
Cash and cash equivalents	$52,928,400	$52,928,400	$57,433,726	$57,433,726
Financial assets at fair value through profit or loss	1,452,409	1,452,409	1,573,099	1,573,099
Receivables	20,621,058	20,621,058	17,247,113	17,247,113
Restricted assets	29,963	29,963	—	—
Available-for-sale financial assets	37,341,489	37,341,489	37,032,344	37,032,344
Financial assets measured at cost	7,678,610	—	7,876,957	—
Long-term investments accounted for under the equity method	11,835,105	11,282,239	11,588,252	11,031,555
Prepayment for long-term investments	395,373	—	80,000	—
Deposits-out	944,958	944,958	792,379	792,379

Derivative
Interest rate swap agreements	—	—	88,267	88,267
Forward contracts	72,486	72,486	148,925	148,925

Financial Liabilities
Non-derivative
Short-term loans	4,136,533	4,136,533	64,749	64,749
Payables	32,547,660	32,547,660	15,892,468	15,892,468
Bonds payable (current portion included)	5,310,316	5,644,979	7,498,736	7,143,323
Long-term loans (current portion included)	1,077,700	1,077,700	900,000	900,000

Derivative
Derivatives embedded in exchangeable bonds	1,987,590	1,987,590	—	—

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:
i.
The book values of short-term financial instruments approximate their fair value due to their short maturities. Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans and payables.

ii.
The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices. If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

iii.
The fair value of long-term investments accounted for under the equity method are based on the quoted market prices. If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.	The fair value of financial assets measured at cost, prepayment for long-term investments are unable to be estimated since there is no active market in trading those unlisted investments.

v.
Deposits-out is certificates of deposit collateralized at Customs or other institutions. The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.	The fair value of bonds payable is determined by the market price or other information.

vii.	The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s current incremental borrowing rates for borrowings with similar types.

viii.
Except for embedded derivatives which are linked to stocks traded in the emerging market or stocks without active market and can only be settled with the underlying stocks, the fair value of derivative financial instruments is based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or determined by the other information.

c.
The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique
	2010.09.30	2009.09.30	2010.09.30	2009.09.30
Non-derivative
Financial Instruments
Financial assets
Financial assets at fair value through profit or loss	$1,452,409	$1,573,099	$—	$—
Available-for-sale financial assets	36,104,325	35,878,567	1,237,164	1,153,777
Long-term investments accounted for under the equity method	—	—	11,282,239	11,031,555
Financial liabilities
Bonds payable (current portion included)	—	7,143,323	5,644,979	—
Long-term loans (current portion included)	—	—	1,077,700	900,000

Derivative
Financial Instruments
Financial assets
Interest rate swap agreements	—	—	—	88,267
Forward contracts	—	—	72,486	148,925

Financial liabilities
Derivatives embedded in exchangeable bonds	—	—	1,987,590	—
d.
For the nine-month periods ended September 30, 2010 and 2009, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net gains of NT$51 million and NT$107 million, respectively.

e.	UMC’s derivative assets with cash flow interest rate risk exposure were NT$0 and NT$88 million as of September 30, 2010 and 2009, respectively.

f.
During the nine-month periods ended September 30, 2010 and 2009, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$107 million and NT$139 million, respectively, while interest expense for the nine-month periods ended September 30, 2010 and 2009 were NT$271 million and NT$108 million, respectively.

(4)
UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency. UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose. The relevant information on the derivative financial instruments entered into by UMC is as follows:

a.
UMC utilized interest rate swap agreements to hedge its interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003. The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years. The floating rate was reset annually. The above-mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

As of September 30, 2009, UMC had the following interest rate swap agreements outstanding:

As of September 30, 2009

		Interest Rate
Notional Amount	Contract Period	Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%
b.	The details of forward contracts entered into by UMC are summarized as follows:

As of September 30, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 118 million	August 16, 2010 to October 26, 2010
As of September 30, 2009

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 277 million	August 11, 2009 to November 10, 2009

c.	Transaction risk
(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of September 30, 2010 and 2009, UMC’s interest rate swap agreements were classified as financial assets at fair value through profit or loss amounting to NT$0 and NT$88 million, respectively. A related valuation gain of NT$0 million and loss of NT$25 million were recorded under non-operating income and expenses for the nine-month periods ended September 30, 2010 and 2009, respectively.

As of September 30, 2010 and 2009, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$72 million and NT$149 million, respectively. And for the changes in the valuation, gains of NT$123 million and NT$132 million were recorded under non-operating income for the nine-month periods ended September 30, 2010 and 2009, respectively.

(5)	Significant intercompany transactions among consolidated entities for the nine-month periods ended September 30, 2010 and 2009 are disclosed in Attachment 1.

(6)	Details of subsidiaries that hold UMC’s stock are as follows:
As of September 30, 2010

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$222,691	Long-term investment
As of September 30, 2009

	No. of Shares
Subsidiary	(in thousands)	Amount	Purpose
FORTUNE VENTURE CAPITAL CORP.	16,079	$253,240	Long-term investment
(7)
On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million. In accordance with ROC SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN’s noncurrent assets. After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(8)
The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED and SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD., jointly controlled entities, since June 1, 2010 and July 6, 2010, respectively. The summarized financial information which the Company recognized is as follows:

Items	As of September 30, 2010
Current assets	$153,209
Noncurrent assets	408,719
Current liabilities	275,219
Long-term liabilities	41,587

For the nine-month period
Items	ended September 30, 2010
Revenues	$13,669
Expenses	18,605

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)
For the nine-month period ended September 30, 2010

				Transactions
							Percentage of consolidated
			Relationship				operating revenues or consolidated
No.			with the Company			Terms	total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$42,113,711	Net 60 days	46%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,713,225	—	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	831,786	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	238,508	—	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Sales	111,337	Month-end 90 days	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Accounts receivable	74,452	—	0%
For the nine-month period ended September 30, 2009

				Transactions
							Percentage of consolidated
			Relationship with				operating revenues or consolidated
No.			the Company			Terms	total assets
(Note 1)	Related Party	Counterparty	(Note 2)	Account	Amount	(Note 3)	(Note 4)
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$30,778,605	Net 60 days	49%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,884,298	—	3%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Sales	918,553	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED MICROELECTRONICS (EUROPE) B.V.	1	Accounts receivable	26,826	—	0%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	623,374	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	177,181	—	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Note 1:	UMC and its subsidiaries are coded as follows:

	1.	UMC is coded “0”.

	2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	Transactions are categorized as follows:

	1.	The holding company to subsidiary.

	2.	Subsidiary to holding company.

	3.	Subsidiary to subsidiary.

Note 3:	The sales price to the above related parties was determined through mutual agreement based on the market conditions.

Note 4:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end. For profit or loss items, cumulative balances are used as basis.